The composition of our well service rig fleet makes it particularly well-suited to provide both completion-oriented services, the demand for which generally increases along with increased capital spending by E&P operators, and production-oriented services, the demand for which is less influenced, on a comparative basis, by such capital spending. The ability of our well service rigs to accommodate the needs of our E&P customers in a variety of economic conditions has historically allowed us to maintain relatively high rig utilization as measured by total monthly rig hours worked in a particular period per well service rig, which we refer to herein as our average hours per rig. For example, our rig utilization as measured by average hours per rig, exclusive of the impact of the ESCO Acquisition, during 2016 and the first quarter of 2017 was approximately 178 and 194, respectively. As noted above, our rig utilization as measured by average hours per rig for these periods are exclusive of the impact of the ESCO Acquisition; ESCO historical rig utilization, as measured by average hours per rig, was approximately 88 and 112, respectively, for the twelve months ended January 31, 2017 and the three months ended April 30, 2017. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Rig Utilization."

In addition to our core well service rig operations, we offer a suite of complementary services, including wireline, snubbing, fluid management and well service-related equipment rentals. Our rental equipment includes well control packages and hydraulic catwalks, which are typically deployed in conjunction with high-spec well service rigs. These complementary services and equipment are typically procured by the same decision-makers at our customers that procure our well service rigs and are provided by our same field personnel, generating incremental revenues per job while limiting our incremental costs. Our complementary well completion and production services and equipment strategically enhance our operating footprint, create operational efficiencies for our customers and allow us to capture a greater portion of their spending across the lifecycle of a well.

We also provide a range of proprietary, modular equipment for the processing of rich natural gas streams at the wellhead or central gathering points in basins where drilling and completion activity has outpaced the development of permanent processing infrastructure. Our fleet of more than 25 MRUs is modern, reliable and equipped to handle large volumes of natural gas from conventional and unconventional wells while operating across a broad array of oilfield conditions with minimal downtime and maintenance. Our customers rely on our purpose-built MRUs to process natural gas to meet pipeline specifications, extract higher value NGLs, process natural gas to conform to the specifications of fuel gas that can be used at wellsites and facilities, and to reduce the amount of hydrocarbons at the flare tip to control emissions of hazardous VOCs.

We have focused on combining our high-spec rig fleet, complementary well service operations and processing solutions with a highly skilled and experienced workforce, which enables us to consistently and efficiently deliver exceptional service while maintaining high health, safety and environmental standards. We believe that our strong operational performance and safety record provides a strong competitive advantage with current and prospective E&P customers.

**Industry Trends**

We believe the demand for our services will continue to increase as a result of a number of favorable industry trends. Demand for oilfield services is primarily driven by the level of drilling, completion and production activity by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. Crude oil prices have increased from their lows of $26.21 per barrel ("Bbl") in early 2016 to $48.32 per Bbl at the end of May 2017 (based on the Cushing West Texas Intermediate Spot Oil Price ("WTI")), but remain approximately 55% lower than a high of $107.26 per Bbl in June 2014. Natural gas prices have increased from their lows of $1.64 per million British Thermal Units ("MMBtu") in early 2016 to $3.07 per MMBtu at the end of May 2017 (based on the Henry Hub Natural Gas Spot Price), but remain approximately 62% lower than a high of $8.15 per MMBtu in February 2014. Drilling and completion activity by E&P companies has increased along with increased commodity prices. Although our cost of services has also

Moreover, alternative techniques for well completion, such as the deployment of coiled tubing units for drill-out operations, have increasingly become less common as wellbore lateral lengths have continued to increase beyond the point where coiled tubing can reliably be deployed for well completion. Based on discussions with our E&P customers, we believe that coiled tubing units generally begin to decrease in effectiveness at lateral lengths in excess of 8,000 feet. Spears estimates that in 2016, wells with lateral lengths in excess of 8,000 feet accounted for approximately 98% of the horizontal wells drilled in the Bakken Shale, approximately 50% of the horizontal wells drilled in the Permian Basin and approximately 42% of the horizontal wells drilled in the Rocky Mountains region, including the Denver-Julesburg Basin. Increased lateral lengths in these and other basins are generally prompting operators to shift from using coiled tubing units to more reliable high-spec well service rigs. For example, according to Qittitut, approximately 45% of horizontal well completion drill-outs in 2016 were completed with well service rigs, as compared to approximately 25% in 2012.

As a result of the supply and demand trends listed above, we expect to benefit from enhanced pricing for our services and continued strong utilization. We believe that increased demand for our services as a result of commodity price trends and the increasing complexity of well completion operations, along with the limited supply of high-spec well service rigs and the relative unreliability of alternative well servicing techniques, present a unique market opportunity for our high-spec well service rig operations and related services.

### Our Competitive Strengths

We believe that the following strengths will position us to achieve our primary business objective of creating value for our shareholders:

*Leading Provider of High-Spec Well Service Rigs and Associated Services*

We have invested in a premier fleet of well service rigs designed to efficiently execute technically challenging horizontal well completion programs as well as production-oriented well maintenance, workover and decommissioning operations. In February 2017, we entered into the NOV Purchase Agreement, pursuant to which we expect to accept delivery of an additional 25 high-spec well service rigs periodically throughout the remainder of 2017. As a result of the NOV Purchase Agreement, our total well service rig fleet will expand to 144 rigs, 143 of which will be high-spec. Based on Coras data, this makes us one of the largest independent providers of high-spec well service rigs and associated services in the United States. Further, we believe that our fleet of high-spec well service rigs is among the youngest fleet of well service rigs in the industry and is therefore more reliable and better suited to perform work on long lateral horizontal wells than the older fleets of many of our competitors. Additionally, our largely uniform fleet of high-spec well service rigs facilitates consistency in maintenance, training, in-field performance and service quality to customers. As horizontal well complexity continues to increase, we expect our customers will increasingly rely on high-spec well service rigs to perform both completion and production services. Consequently, we expect demand growth for our fleet of well service rigs to outpace that for many of our competitors' fleets.

*Balanced Exposure to Completion and Production Activity*

The composition of our well service rig fleet makes it particularly well-suited to provide both completion-oriented and production-oriented services. Accordingly, we benefit from increased exposure to high-margin unconventional well completion support operations during periods of increased completion activity while maintaining stable growth through workover, well maintenance and decommissioning operations on the growing base of producing wells. The ability of our well service rigs to accommodate the needs of our E&P customers in a variety of economic conditions has historically allowed us to maintain relatively high well service rig utilization. For example, our rig utilization as measured by average hours per rig during 2016 and the first quarter of 2017 was approximately 178 and 194, respectively. Although ESCO's historical rig utilization has been lower than ours in recent periods,

Corporation, which accounted for approximately 31% of ESCO's revenues during the twelve months ended January 31, 2017, and expanding our relationship with, among others, XTO Energy Inc. Further, to accommodate the increased size and scope of our operations as a result of the ESCO Acquisition, we intend to extend conditional offers of employment to substantially all of ESCO's 291 employees for a period of at least one year following the consummation thereof. We expect to consummate the ESCO Acquisition at or near the time we consummate this offering, and the consummation of this offering is contingent on the consummation of the ESCO Acquisition.

### Our History and Corporate Reorganization

Ranger Services was, through Ranger Holdings, formed by CSL in June 2014 as a provider of high-spec well service rigs and associated services. Torrent Services was, through Torrent Holdings, acquired by CSL in September 2014 as a provider of proprietary, modular equipment for the processing of natural gas. In June 2016, CSL indirectly acquired substantially all of the assets of Magna Energy Services, LLC ("Magna"), a provider of well services and wireline services, which it contributed to Ranger Services in September 2016. In October 2016, Ranger Services acquired substantially all of the assets of Bayou Workover Services, LLC ("Bayou"), an owner and operator of high-spec well service rigs. The historical combined consolidated financial information of our Predecessor included in this prospectus presents the historical financial information of the Predecessor Companies, including, as applicable, the results of operations of Magna and Bayou for periods subsequent to their respective acquisitions.

Ranger Inc. was incorporated as a Delaware corporation in February 2017. Following this offering and the corporate reorganization described below, Ranger Inc. will be a holding company, the sole material assets of which will consist of membership interests in Ranger LLC. Ranger LLC will own all of the outstanding equity interests in Ranger Services and Torrent Services, the subsidiaries through which it will operate its assets. After the consummation of the corporate reorganization described below, Ranger Inc. will be the sole managing member of Ranger LLC, will be responsible for all operational, management and administrative decisions relating to Ranger LLC's business and will consolidate the financial results of Ranger LLC and its subsidiaries.

In connection with this offering, the Existing Owners will effect a series of restructuring transactions, as a result of which (a) Ranger Holdings II and Torrent Holdings II will contribute certain of the equity interests in the Predecessor Companies to Ranger LLC in exchange for an aggregate of          shares of Class A common stock, (b) Ranger Holdings and Torrent Holdings will contribute the remaining membership interests in the Predecessor Companies to Ranger LLC in exchange for          units in Ranger LLC ("Ranger Units"), (c) Ranger Inc. will issue and contribute          shares of its Class B common stock and all of the net proceeds received by it in this offering to Ranger LLC in exchange for          Ranger Units, (d) Ranger LLC will distribute to each of Ranger Holdings and Torrent Holdings one share of Class B common stock for each Ranger Unit such Existing Owner holds and (e) Ranger Inc. and Ranger LLC, as applicable, will issue          shares of Class A common stock and an aggregate of          Ranger Units (and a corresponding number of shares of Class B common stock) to the Bridge Loan Lenders as consideration for the termination of the Ranger Bridge Loan. Specifically, with respect to clause (e) above, CSL Holdings II will receive approximately $9.4 million in shares of Class A common stock (or approximately          shares of Class A common stock assuming the midpoint of the price range set forth on the cover page of this prospectus), CSL Opportunities II will receive approximately $6.5 million in Ranger Units (or approximately          Ranger Units assuming the midpoint of the price range set forth on the cover page of this prospectus) and Bayou Well Holdings Company, LLC ("Bayou Holdings") will receive approximately $5.5 million in Ranger Units (or approximately          Ranger Units assuming the midpoint of the price range set forth on the cover page of this prospectus). To the extent the underwriters' option to purchase additional shares is exercised in full or in part, Ranger Inc. will contribute the net proceeds received by it therefrom to Ranger LLC in exchange for an additional number of Ranger Units equal to the actually realizes (computed using the estimated impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Ranger Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's Ranger Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by Ranger Inc. as a result of, and additional tax basis arising from, any payments Ranger Inc. makes under the Tax Receivable Agreement. Ranger Inc. will retain the benefit of the remaining 15% of these cash savings.

Payments will generally be made under the Tax Receivable Agreement as we realize actual cash tax savings in periods after this offering from the tax benefits covered by the Tax Receivable Agreement. However, if we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. Ranger Inc. is a holding company and accordingly will be dependent upon distributions from Ranger LLC to make payments under the Tax Receivable Agreement. It is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 to 25 years. For additional information regarding the Tax Receivable Agreement, see "Risk Factors—Risks Related to Our Corporate Reorganization and Resulting Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

The Existing Owners and the Bridge Loan Lenders will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):



(1) CSL, certain members of our management and other investors own all of the equity interests in the Existing Owners, and CSL holds a majority of the voting interests in each of the Existing Owners.

(2)  See "Executive Compensation—Director Compensation."

(3)  See "—Recent Developments."

(4)  Includes CSL Opportunities II, CSL Holdings II and Bayou Holdings. As described further under "Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Ranger Bridge Loan," we and Ranger LLC, as applicable, intend to issue approximately         shares of Class A common stock to CSL Holdings II,         Ranger Units (and a corresponding number of shares of Class B common stock) to CSL Opportunities II and         Ranger Units (and a corresponding number of shares of Class B common stock) to Bayou Holdings as consideration for the termination of the Ranger Bridge Loan.

(5)  Includes Ranger Services and Torrent Services.

## Risk Factors

Investing in our Class A common stock involves risks. You should read carefully the section of this prospectus entitled "Risk Factors" for an explanation of these risks before investing in our Class A common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A common stock and a loss of all or part of your investment.

- Our business depends on domestic capital spending by the oil and natural gas industry, and reductions in such capital spending could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations.

- The volatility of oil and natural gas prices may adversely affect the demand for our services and negatively impact our results of operations.

- Our operations are subject to inherent risks, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.

- Reliance upon a few large customers may adversely affect our revenues and operating results.

- We face intense competition that may cause us to lose market share and could negatively affect our ability to market our services and expand our operations.

- We currently rely on a limited number of third-party manufacturers to build the new high-spec well service rigs that we purchase, and such reliance exposes us to risks including price and timing of delivery.

- Our operating history may not be sufficient for investors to evaluate our business and prospects.

- The growth of our business through potential future acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

- We may be unable to successfully integrate ESCO's assets or to realize anticipated benefits of the ESCO Acquisition.

- We will incur significant capital expenditures for new equipment as we grow our operations and may be required to incur further capital expenditures as a result of advancements in oilfield services technologies.

- Increases in the scope or pace of midstream infrastructure development, or decreased federal or state regulation of natural gas pipelines, could decrease demand for our services.

- We may be unable to employ or retain a sufficient number of skilled and experienced workers.

|  | Predecessor | | | | Pro Forma Ranger Energy Services, Inc.(1) | |
|  | Year Ended December 31, | | Three Months Ended March 31, | | Year Ended December 31, 2016 | Three Months Ended March 31, 2017 |
|  | 2015 | 2016 | 2016 | 2017 | | |
|  | | | (unaudited) | | (unaudited) | |
|  | (dollars in millions, except share, per share and operational amounts) | | | | | |
| **Statements of Operations Data:** | | | | | | |
| Revenues: | | | | | | |
| Well Services | $ 9.7 | $ 46.3 | $ 3.6 | $ 27.3 | $ | $ |
| Processing Solutions | 11.5 | 6.5 | 1.2 | 1.8 | | |
| Total revenues | 21.2 | 52.8 | 4.8 | 29.1 | | |
| Operating expenses: | | | | | | |
| Cost of services (excluding depreciation and amortization shown separately): | | | | | | |
| Well Services | 8.2 | 36.7 | 2.9 | 23.2 | | |
| Processing Solutions | 7.9 | 2.6 | 0.6 | 0.7 | | |
| Total cost of services | 16.1 | 39.3 | 3.5 | 23.9 | | |
| General and administrative | 7.8 | 11.4 | 1.7 | 7.3 | | |
| Depreciation and amortization | 2.1 | 6.6 | 0.9 | 3.6 | | |
| Impairment of goodwill | 1.6 | — | — | — | | |
| Total operating expenses | 27.6 | 57.3 | 6.1 | 34.8 | | |
| Operating loss | (6.4) | (4.5) | (1.3) | (5.7) | | |
| Interest expense, net | (0.3) | (0.5) | (0.1) | (0.5) | | |
| Loss before income taxes | (6.7) | (5.0) | (1.4) | (6.2) | | |
| Income tax provision(2) | — | — | — | — | | |
| Net loss | $ (6.7) | $ (5.0) | $ (1.4) | $ (6.2) | $ | $ |
| Less: net loss attributable to non-controlling interest | | | | | | |
| Net loss attributable to shareholders | | | | | $ | $ |
| Net loss per share: | | | | | | |
| Basic | | | | | $ | $ |
| Diluted | | | | | | |
| Weighted average shares outstanding: | | | | | | |
| Basic | | | | | | |
| Diluted | | | | | | |
| **Statements of Cash Flows Data:** | | | | | | |
| Cash flows used in operating activities | $ (5.2) | $ (5.2) | $ (0.3) | $ (6.8) | | |
| Cash flows used in investing activities | (25.5) | (25.4) | (1.4) | (7.3) | | |
| Cash flows provided by financing activities | 28.9 | 31.1 | 2.1 | 14.5 | | |
| **Other Data:** | | | | | | |
| Capital Expenditures | $ 26.8 | $ 12.2 | $ 1.4 | $ 11.8 | | |
| Adjusted EBITDA(3) | (2.6) | 3.1 | (0.4) | (0.6) | | |
| Rig Hours(4) | 22,800 | 68,800 | 8,400 | 39,100 | | |
| Rig Utilization(5) | 188 | 178 | 177 | 194 | | |
| **Balance Sheet Data (at end of period):** | | | | | | |
| Cash and cash equivalents | $ 1.1 | $ 1.6 | | $ 2.0 | | $ |
| Working capital (total current assets less total current liabilities) | 0.3 | 10.4 | | (17.5) | | |
| Total assets | 54.0 | 135.7 | | 159.7 | | |
| Long-term debt(6) | 10.0 | 12.1 | | 22.5 | | |
| Total net parent investment/stockholders' equity (including non-controlling interest) | 40.3 | 112.6 | | 110.8 | | |

(1) Our Predecessor's, Magna's and Bayou's fiscal years end on December 31 and ESCO's fiscal year ends on April 30. Because the fiscal year ends of our Predecessor and ESCO differ by greater than 93 days, the summary unaudited pro forma financial information for the fiscal year ended December 31, 2016 and as of and for the three months

ended March 31, 2017, respectively, has been prepared using ESCO's unaudited financial information for the twelve months ended January 31, 2017 and as of and for the three months ended April 30, 2017, respectively.

(2) We have not historically been a tax-paying entity subject to U.S. federal and state income taxes, other than Texas franchise tax. The unaudited pro forma condensed financial statements have been prepared on the basis that we will be taxed as a corporation under the U.S. Internal Revenue Code of 1986, as amended, and as a result, will become a tax-paying entity.

(3) Adjusted EBITDA is not a financial measure determined in accordance with generally accepted accounting principles ("GAAP"). We define Adjusted EBITDA as net loss before interest expense, net, income tax provision (benefit), depreciation and amortization, equity-based compensation, acquisition-related and severance costs, impairment of goodwill and certain other items that we do not view as indicative of our ongoing performance.

We believe Adjusted EBITDA is a useful performance measure because it allows for an effective evaluation of our operating performance when compared to our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net loss in arriving at Adjusted EBITDA because these amounts can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net loss determined in accordance with GAAP. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an indication that our results will be unaffected by the items excluded from Adjusted EBITDA. Our computations of Adjusted EBITDA may not be identical to other similarly titled measures of other companies. The following table presents a reconciliation of Adjusted EBITDA to net loss, our most directly comparable financial measure calculated and presented in accordance with GAAP.

| | Predecessor | | | | Pro Forma Ranger Energy Services, Inc. | |
| | Year Ended December 31, | | Three Months Ended March 31, | | Year Ended December 31, | Three Months Ended March 31, |
| | 2015 | 2016 | 2016 | 2017 | 2016 | 2017 |
| | (in millions) | | (unaudited) | | (unaudited) | |
| Net loss | $(6.7) | $(5.0) | $(1.4) | $(6.2) | $ | $ |
| Interest expense, net | 0.3 | 0.5 | 0.1 | 0.5 | | |
| Income tax provision (benefit) | — | — | — | — | | |
| Depreciation and amortization | 2.1 | 6.6 | 0.9 | 3.6 | | |
| Equity-based compensation | 0.1 | 0.5 | — | 0.4 | | |
| Acquisition-related and severance costs | — | 0.5 | — | 1.1 | | |
| Impairment of goodwill | 1.6 | — | — | — | | |
| **Adjusted EBITDA** | $(2.6) | $ 3.1 | $(0.4) | $(0.6) | $ | $ |

(4) Represents the approximate aggregate number of hours that our well service rigs actively worked during the periods presented.

(5) We measure rig utilization by reference to average hours per rig, which is calculated by dividing (i) the approximate aggregate operating well service rig hours for the periods presented by (ii) the aggregate number of well service rigs in our fleet during such period, as aggregated on a monthly basis utilizing a mid-month convention whereby a well service rig added to our fleet during a month, meaning that we have taken delivery of such well service rig, is assumed to be in our fleet for one half of such month. For additional information regarding our average hours per rig, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Rig Utilization."

(6) Includes both current and non-current portions of long-term debt and related party debt.

Because ESCO's historical rig utilization <u>as measured by average hours per rig</u> has been lower than ours in recent periods, we expect our rig utilization to decrease during the course of an initial integration period during 2017 and the beginning of 2018. Accordingly, there can be no assurance that the rig utilization for the well service rigs acquired in the ESCO Acquisition will align with the rig utilization of the well service rigs in our existing well service rig fleet on our anticipated timeline or at all.

For additional information regarding the potential impact of the ESCO Acquisition on our results of operations, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting the Comparability of Results of Operations—ESCO Acquisition."

***We may have difficulty managing growth in our business, which could adversely affect our financial condition and results of operations.***

As a recently formed company, growth in accordance with our business plan, if achieved, could place a significant strain on our financial, operational and management resources. As we expand the scope of our activities and our geographic coverage through both organic growth and acquisitions, there will be additional demands on our financial, technical, operational and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrences of unexpected expansion difficulties, including the failure to recruit and retain experienced managers, engineers and other professionals in the oilfield services industry, could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations and our ability to successfully or timely execute our business plan.

***We will incur significant capital expenditures for new equipment as we grow our operations and may be required to incur further capital expenditures as a result of advancements in oilfield services technologies.***

As we grow our operations we will be required to incur significant capital expenditures to build, acquire, update or replace our existing well service rigs and other equipment. Such demands on our capital and the increase in cost of labor necessary to operate such well service rigs and other equipment could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations and may increase our costs. To the extent we are unable to fund such projects, we may have less equipment available for service or our equipment may not be attractive to current or potential customers.

In addition, because the oilfield services industry is characterized by significant technological advancements and introductions of new products and services using new technologies, we may lose market share or be placed at a competitive disadvantage as competitors and others use or develop new technologies or technologies comparable to ours in the future. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors may have greater financial, technical and personnel resources than we do, which may allow them to gain technological advantages or implement new technologies before we can. Additionally, we may be unable to implement new technologies or services at all, on a timely basis or at an acceptable cost.

In addition to technological advancements by our competitors, new technology could also make it easier for our customers to vertically integrate their operations or otherwise conduct their activities without the need for our equipment and services, thereby reducing or eliminating the need for our services. For example, if further advancements in drilling and completion techniques cause our E&P customers to require well service rigs with different or higher specifications than those in our existing and expected future fleet, or to otherwise require well service equipment that we do not currently own or operate, we may be required to incur significant additional capital expenditures to obtain any such new rigs or other equipment in an effort to meet customer demand. Limits on our ability to effectively numerous factors that we discuss in "Underwriting," and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

- quarterly variations in our financial and operating results;

- the public reaction to our press releases, our other public announcements and our filings with the SEC;

- strategic actions by our competitors;

- changes in revenues or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

- speculation in the press or investment community;

- the failure of research analysts to cover our Class A common stock;

- sales of our Class A common stock by us or other shareholders, or the perception that such sales may occur;

- equity capital markets transactions by other oilfield services companies, including by way of initial public offerings;

- changes in accounting principles, policies, guidance, interpretations or standards;

- additions or departures of key management personnel;

- actions by our shareholders;

- general market conditions, including fluctuations in commodity prices;

- changes in, or investors' perception of, the oil and natural gas industry;

- litigation involving us, our industry, or both;

- domestic and international economic, legal and regulatory factors unrelated to our performance; and

- the realization of any risks described under this "Risk Factors" section.

The stock markets in general have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

***CSL has the ability to direct the voting of a majority of our voting stock, and their interests may conflict with those of our other shareholders.***

Upon completion of this offering, the Existing Owners, CSL Opportunities II and CSL Holdings II will initially own approximately      % of our voting stock (or approximately      % if the underwriters' option to purchase additional shares is exercised in full). CSL holds a majority of the voting interests in each of the Existing Owners, CSL Opportunities II and CSL Holdings II. As a result, CSL will be able to control matters requiring shareholder approval, including the election of directors (other than certain rights of Bayou Holdings to designate nominees to our board of directors as discussed further herein), changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock (other than Bayou Holdings) will be able to affect the way we are managed or the direction of our business. Further, in connection with the consummation of this offering, we will enter into a stockholders' agreement with the Existing Owners and the Bridge Loan Lenders. Among other things, the stockholders' agreement is expected to provide (i) CSL with the right to designate a certain number of nominees to our board of directors for so long as CSL beneficially owns at least 10% of our common stock and (ii) Bayou Holdings with the right to designate two nominees to our board of directors for so long as CSL beneficially owns at least 50% of our common stock. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement." The interests of CSL and Bayou Holdings with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other shareholders.

For example, CSL and Bayou Holdings may have different tax positions from us, especially in light of the Tax Receivable Agreement, that could influence their decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness, or the termination of the Tax Receivable Agreement and the acceleration of our obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to our tax reporting positions may take into consideration CSL's or Bayou Holdings' tax or other considerations that may differ from the considerations of us or our other shareholders. Please see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Given this concentrated ownership, CSL (and, in certain circumstances, Bayou Holdings) would have to approve any potential acquisition of us. The existence of a significant shareholder and the stockholders' agreement may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our company. Moreover, CSL's concentration of stock ownership may adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with a significant shareholder.

***Certain of our executive officers and directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.***

Certain of our executive officers and directors, who are responsible for managing the direction of our operations, hold positions of responsibility with other entities (including affiliated entities) that are in the oil and natural gas industry. These executive officers and directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, these individuals may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our management's business affiliations and the potential conflicts of interest of which our shareholders should be aware, see "Certain Relationships and Related Party Transactions."

| | Predecessor | | | | Pro Forma Ranger Energy Services, Inc.(1) | |
| --- | --- | --- | --- | --- | --- | --- |
| | Year Ended December 31, | | Three Months Ended March 31, | | Year Ended December 31, 2016 | Three Months Ended March 31, 2017 |
| | 2015 | 2016 | 2016 | 2017 | | |
| | | | (unaudited) | | (unaudited) | |
| | (dollars in millions, except share, per share and operational amounts) | | | | | |
| **Statements of Operations Data:** | | | | | | |
| Revenues: | | | | | | |
| Well Services | $ 9.7 | $ 46.3 | $ 3.6 | $ 27.3 | $ | $ |
| Processing Solutions | 11.5 | 6.5 | 1.2 | 1.8 | | |
| Total revenues | 21.2 | 52.8 | 4.8 | 29.1 | | |
| Operating expenses: | | | | | | |
| Cost of services (excluding depreciation and amortization shown separately): | | | | | | |
| Well Services | 8.2 | 36.7 | 2.9 | 23.2 | | |
| Processing Solutions | 7.9 | 2.6 | 0.6 | 0.7 | | |
| Total cost of services | 16.1 | 39.3 | 3.5 | 23.9 | | |
| General and administrative | 7.8 | 11.4 | 1.7 | 7.3 | | |
| Depreciation and amortization | 2.1 | 6.6 | 0.9 | 3.6 | | |
| Impairment of goodwill | 1.6 | — | — | — | | |
| Total operating expenses | 27.6 | 57.3 | 6.1 | 34.8 | | |
| Operating loss | (6.4) | (4.5) | (1.3) | (5.7) | | |
| Interest expense, net | (0.3) | (0.5) | (0.1) | (0.5) | | |
| Loss before income taxes | (6.7) | (5.0) | (1.4) | (6.2) | | |
| Income tax provision(2) | — | — | — | — | | |
| Net loss | $ (6.7) | $ (5.0) | $ (1.4) | $ (6.2) | $ | $ |
| Less: net loss attributable to non-controlling interest | | | | | | |
| Net loss attributable to shareholders | | | | | $ | $ |
| Net loss per share: | | | | | | |
| Basic | | | | | $ | $ |
| Diluted | | | | | | |
| Weighted average shares outstanding: | | | | | | |
| Basic | | | | | | |
| Diluted | | | | | | |
| **Statements of Cash Flows Data:** | | | | | | |
| Cash flows used in operating activities | $ (5.2) | $ (5.2) | $ (0.3) | $ (6.8) | | |
| Cash flows used in investing activities | (25.5) | (25.4) | (1.4) | (7.3) | | |
| Cash flows provided by financing activities | 28.9 | 31.1 | 2.1 | 14.5 | | |
| **Other Data:** | | | | | | |
| Capital Expenditures | $ 26.8 | $ 12.2 | $ 1.4 | $ 11.8 | | |
| Adjusted EBITDA(3) | (2.6) | 3.1 | (0.4) | (0.6) | | |
| Rig Hours(4) | 22,800 | 68,800 | 8,400 | 39,100 | | |
| Rig Utilization(5) | 188 | 178 | 177 | 194 | | |
| **Balance Sheet Data (at end of period):** | | | | | | |
| Cash and cash equivalents | $ 1.1 | $ 1.6 | | $ 2.0 | $ | |
| Working capital (total current assets less total current liabilities) | 0.3 | 10.4 | | (17.5) | | |
| Total assets | 54.0 | 135.7 | | 159.7 | | |
| Long-term debt(6) | 10.0 | 12.1 | | 22.5 | | |
| Total net parent investment/stockholders' equity (including non-controlling interest) | 40.3 | 112.6 | | 110.8 | | |

(1) Our Predecessor's, Magna's and Bayou's fiscal years end on December 31 and ESCO's fiscal year ends on April 30. Because the fiscal year ends of our Predecessor and ESCO differ by greater than 93 days, the selected unaudited pro forma financial information for the fiscal year ended December 31, 2016 and as of and for the

three months ended March 31, 2017, respectively, has been prepared using ESCO's unaudited financial information for the twelve months ended January 31, 2017 and as of and for the three months ended April 30, 2017, respectively.

(2) We have not historically been a tax-paying entity subject to U.S. federal and state income taxes, other than Texas franchise tax. The unaudited pro forma condensed financial statements have been prepared on the basis that we will be taxed as a corporation under the U.S. Internal Revenue Code of 1986, as amended, and as a result, will become a tax-paying entity.

(3) Adjusted EBITDA is not a financial measure determined in accordance with GAAP. We define Adjusted EBITDA as net loss before interest expense, net, income tax provision (benefit), depreciation and amortization, equity-based compensation, acquisition-related and severance costs, impairment of goodwill and certain other items that we do not view as indicative of our ongoing performance.

We believe Adjusted EBITDA is a useful performance measure because it allows for an effective evaluation of our operating performance when compared to our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net loss in arriving at Adjusted EBITDA because these amounts can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net loss determined in accordance with GAAP. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an indication that our results will be unaffected by the items excluded from Adjusted EBITDA. Our computations of Adjusted EBITDA may not be identical to other similarly titled measures of other companies. The following table presents a reconciliation of Adjusted EBITDA to net loss, our most directly comparable financial measure calculated and presented in accordance with GAAP.

| | Predecessor | | | | Pro Forma Ranger Energy Services, Inc. | |
| | Year Ended December 31, | | Three Months Ended March 31, | | Year Ended December 31, 2016 | Three Months Ended March 31, 2017 |
| | 2015 | 2016 | 2016 | 2017 | | |
| | (in millions) | | (unaudited) | | (unaudited) | |
| Net loss | $(6.7) | $(5.0) | $(1.4) | $(6.2) | $ | $ |
| Interest expense, net | 0.3 | 0.5 | 0.1 | 0.5 | | |
| Income tax provision (benefit) | — | — | — | — | | |
| Depreciation and amortization | 2.1 | 6.6 | 0.9 | 3.6 | | |
| Equity-based compensation | 0.1 | 0.5 | — | 0.4 | | |
| Acquisition-related and severance costs | — | 0.5 | — | 1.1 | | |
| Impairment of goodwill | 1.6 | — | — | — | | |
| Adjusted EBITDA | $(2.6) | $ 3.1 | $(0.4) | $(0.6) | $ | $ |

(4) Represents the approximate aggregate number of hours that our well service rigs actively worked during the periods presented.

(5) We measure rig utilization by reference to average hours per rig, which is calculated by dividing (i) the approximate aggregate operating well service rig hours for the periods presented by (ii) the aggregate number of well service rigs in our fleet during such period, as aggregated on a monthly basis utilizing a mid-month convention whereby a well service rig added to our fleet during a month, meaning that we have taken delivery of such well service rig, is assumed to be in our fleet for one half of such month. For additional information regarding our average hours per rig, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Rig Utilization."

(6) Includes both current and non-current portions of long-term debt and related party debt.

reconciliations of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

### *Rig Hours*

Within our Well Services segment, we analyze rig hours as an important indicator of our activity levels and profitability. Rig hours represent the aggregate number of hours that our well service rigs actively worked during the periods presented. We typically bill customers for our well services on an hourly basis during the period that a well service rig is actively working, making rig hours a useful metric for evaluating our profitability.

### *Rig Utilization*

Within our Well Services segment, we analyze rig utilization as a further important indicator of our activity levels and profitability. We measure rig utilization by reference to average hours per rig, which is calculated by dividing (a) the approximate, aggregate operating well service rig hours for the periods presented by (b) the aggregate number of well service rigs in our fleet during such period, as aggregated on a monthly basis utilizing a mid-month convention whereby a well service rig added to our fleet during a month, meaning that we have taken delivery of such well service rig, is assumed to be in our fleet for one half of such month. We believe that rig utilization as measured by average hours per well service rig is a meaningful indicator of the operational efficiency of our core revenue-producing assets, market demand for our well services and our ability to profitably capitalize on such demand. Our evaluation of our rig utilization as measured by average hours per rig may not be comparable to that of our competitors. For example, our competitors' well service rig fleets are typically comprised primarily of older, lower spec well service rigs that are not as well suited to servicing modern horizontal well designs as are high-spec well service rigs, which may result in lower average rig hours per rig for our competitors' fleets as compared to our fleet.

The primary factors that have historically impacted, and will likely continue to impact, our actual aggregate well service rig hours for any specified period are (i) customer demand, which, as discussed further under "Industry," is influenced by factors such as commodity prices, the complexity of well completion operations and technological advances in our industry, and (ii) our ability to meet such demand, which is influenced by changes in our fleet size and resulting rig availability, as well as weather, employee availability and related factors. The primary factors that have historically impacted, and will likely continue to impact, the aggregate number of well service rigs in our fleet during any specified period are the extent and timing of changes in the size of our well service rig fleet to meet short-term and expected long-term demand, and our ability to successfully maintain a fleet capable of ensuring sufficient, but not excess, rig availability to meet such demand.

For 2015 and 2016, our rig utilization as measured by average hours per rig was approximately 188 and 178, respectively. Actual aggregate operating well service rig hours increased from approximately 22,800 in 2015 to approximately 68,800 in 2016, primarily as a result of our acquisitions of Magna and Bayou, and their associated well service rigs, during 2016. The related decrease in rig utilization as measured by average hours per rig resulted from an increase in the average number of well service rigs in our fleet from ten during 2015 to 32 during 2016. Although the size of our well service rig fleet substantially increased during 2016, our rig utilization as measured by average hours per rig was slightly lower than in 2015 due to idle well service rigs acquired in the Magna and Bayou acquisitions as well as mobilization and associated downtime of four existing well service rigs during the year. For the three months ended March 31, 2016 and 2017, our rig utilization as measured by average hours per rig was approximately 177 and 194, respectively. Actual aggregate operating well service rig hours increased from approximately 8,400 in the three months ended March 31, 2016 to approximately 39,100 in the three months ended March 31, 2017. This increase in rig hours resulted from the average number of our well service rigs in our fleet increasing from 16 to 67 during such periods, primarily as a result of our acquisitions of Magna and Bayou, and their associated well service rigs, during 2016. The related increase in rig utilization as measured by average hours per rig resulted from increased demand in our well service rig business due to WTI crude oil prices increasing from their lows of $26.21 per BBl in the three months ended March 31, 2016 to $50.54 per BBl at the end of March 2017.

## Factors Impacting the Comparability of Results of Operations

### Magna and Bayou Acquisitions

Our Predecessor's historical combined consolidated financial statements for 2015 and 2016 and the first quarters of 2016 and 2017 include the results of operations for the Predecessor Companies, with the results of operations for Magna and Bayou only included from their respective acquisition dates during 2016. As a result, our Predecessor's historical financial data do not give you an accurate indication of what our actual results would have been if such acquisitions had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. For additional information, please see the unaudited pro forma condensed financial statements and related notes included elsewhere in this prospectus.

### ESCO Acquisition

Our Predecessor's historical combined consolidated financial statements for 2015 and 2016 and the first quarters of 2016 and 2017 do not include the results of operations for the assets we expect to acquire in the ESCO Acquisition. As a result, our Predecessor's historical financial data do not give you an accurate indication of what our actual results would have been if the ESCO Acquisition had been completed at the beginning of the periods presented or of what our future results of operations are likely to be.

For example, ESCO's historical rig utilization as measured by average hours per rig, which was approximately 88 and 112, respectively, during the twelve months ended January 31, 2017 and the three months ended April 30, 2017, has been lower than ours in recent periods. By way of comparison, our rig utilization as measured by average hours per rig during the year ended December 31, 2016 and the three months ended March 31, 2017 was approximately 178 and 194, respectively. Because ESCO's historical rig utilization has been lower than ours in recent periods, we expect our rig utilization to decrease during the course of an initial integration period during 2017 and the beginning of 2018, after which we anticipate that the rig utilization for the well service rigs acquired in the ESCO Acquisition will align with the rig utilization of the well service rigs in our existing well service rig fleet. However, there can be no assurance that such results will be achieved on our anticipated timeline or at all. See "Risk Factors—Risks Related to Our Business—We may be unable to successfully integrate ESCO's assets or to realize anticipated benefits of the ESCO Acquisition."

For additional information, please see the unaudited pro forma condensed financial statements and related notes included elsewhere in this prospectus.

### Public Company Costs

We expect to incur incremental, non-recurring costs related to our transition to a publicly traded and taxable corporation, including the costs of this initial public offering and the costs associated with the initial implementation of our Sarbanes-Oxley Section 404 internal control implementation and testing. We also expect to incur additional significant and recurring expenses as a publicly traded corporation, including costs associated with the employment of additional personnel, compliance under the Exchange Act, annual and quarterly reports to common shareholders, registrar and transfer agent fees, national stock exchange fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation.

requires Torrent Services to comply with certain financial and non-financial covenants. We intend to repay the Existing Torrent Note in full prior to the commencement of this offering.

In April 2015, Ranger Services secured a $7.0 million loan from Iberia Bank, which is evidenced by a promissory note (the "Ranger Note"). Interest varies with the bank's prime rate and the bank's LIBOR and is payable in 60 equal monthly installments, which commenced on May 1, 2016. As of March 31, 2017, the interest rate was 4.28%. Installment payments are due through May 1, 2019, and the note is secured by substantially all of Ranger Services' assets. As of March 31, 2017, the outstanding balance was $5.8 million. Pursuant to the terms of the Ranger Note, we made aggregate payments thereon of $0.3 million in April, May and June 2017, as a result of which the outstanding balance under the Ranger Note was $5.5 million as of June 9, 2017. The Ranger Note also requires Ranger Services to comply with certain financial and non-financial covenants.

In February 2017, Ranger Services entered into loan agreements (collectively, the "Ranger Bridge Loan") with each of CSL Opportunities II, CSL Holdings II and Bayou Holdings together with CSL Opportunities II and CSL Holdings II, the "Bridge Loan Lenders"), each an indirect equity owner of Ranger Services, evidenced by promissory notes payable to each Bridge Loan Lender, in an aggregate principal amount of $11.1 million. Additional borrowings from CSL Opportunities II and CSL Holdings II increased the aggregate principal amount of the Ranger Bridge Loan to $12.1 million in April 2017, $14.6 million in May 2017 and $17.1 million in June 2017. The Ranger Bridge Loan is secured by substantially all of Ranger Services' assets. Each note bears interest at a rate of 15% and matures upon the earlier of February 21, 2018 or ten days after the consummation of an initial public offering. The Ranger Bridge Loan includes a make-whole provision pursuant to which Ranger Services will pay 125% of the total amount advanced to Ranger Services upon settlement. The Ranger Bridge Loan also requires Ranger Services to comply with certain non-financial covenants. We intend to repay the Ranger Bridge Loan in connection with the consummation of this offering by issuing          shares of our Class A common stock and          Ranger Units (and corresponding shares of our Class B common stock) to the Bridge Loan Lenders. See "Our History and Corporate Reorganization" and "Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Ranger Bridge Loan."

As of March 31, 2017, Ranger Services' leverage ratio exceeded the threshold of 1.75 to 1.00 under the Ranger Line of Credit and Ranger Note and Ranger Services did not generate the required minimum net income of zero or greater. Ranger Services was in compliance with all other covenants at that time. On May 17, 2017, Ranger Services obtained a waiver of such non-compliance with respect to the first quarter of 2017 from the lender under the Ranger Line of Credit and Ranger Note. There can be no assurance we will be able to obtain future waivers from the lender under the Ranger Line of Credit and Ranger Note. We have classified the outstanding debt under the Ranger Line of Credit and Ranger Note as current because Ranger Services does not anticipate being in compliance with all covenants and ratios required under the Ranger Line of Credit and Ranger Note in the next twelve months. CSL has indicated its ability and intent to provide additional capital to us through at least one year from the date of issuance of our predecessor's unaudited condensed combined consolidated financial statements included elsewhere in this prospectus, if necessary, to enable us to meet our financial obligations through that date. We plan to repay and retire the Ranger Line of Credit and Ranger Note from the proceeds of this offering.

In connection with the consummation of this offering, we intend to fully repay and terminate the Ranger Line of Credit, the Ranger Note and the Ranger Bridge Loan and enter into a new credit agreement providing for a $50.0 million Credit Facility. In order to close the Credit Facility, and in order to consummate the ESCO Acquisition as a permitted acquisition in accordance with the terms of the Credit Facility, we expect that the amount of total availability under the Credit Facility plus unrestricted cash must be in excess of $30.0 million. We expect the Credit Facility to be subject to a borrowing base that is calculated by us based upon a percentage of the value of our eligible accounts

receivable less certain reserves. The borrowing base is calculated on a monthly basis pursuant to a borrowing base certificate delivered by us to the administrative agent.

Borrowings under the Credit Facility bear interest, at our election, at either the (a) one-, two-, three- or six-month LIBOR or (b) the greatest of (i) the federal funds rate plus ½%, (ii) the one-month LIBOR plus 1% and (iii) Wells Fargo's prime rate (the "Base Rate"), in each case plus an applicable margin, and interest shall be payable monthly in arrears. The applicable margin for LIBOR loans ranges from 1.50% to 2.00% and the applicable margin for Base Rate loans ranges from .50% to 1.00%, in each case, depending on our average excess availability under the Credit Facility. The applicable margin for LIBOR loans will be 1.50% and the applicable margin for Base Rate loans will be .50% until the first anniversary of the closing date of the Credit Facility. During the continuance of an event of default, all outstanding amounts under the Credit Facility will bear interest at 2.00% plus the otherwise applicable interest rate. The Credit Facility has a scheduled maturity date of , 2022.

We expect that the Credit Facility will be used for capital expenditures and permitted acquisitions, to provide for working capital requirements and for other general corporate purposes. We further expect that the Credit Facility will be secured by certain of our assets and will contain various affirmative and negative covenants and restrictive provisions that will limit our ability (as well as the ability of our subsidiaries) to, among other things:

- incur or guarantee additional debt;
- make certain investments and acquisitions;
- incur certain liens or permit them to exist;
- alter our lines of business;
- enter into certain types of transactions with affiliates;
- merger or consolidate with another company; and
- transfer, sell or otherwise dispose of assets.

In addition, we expect that the Credit Facility will restrict our ability to make distributions on, or redeem or repurchase, our equity interests, except for certain distributions, including distributions of cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the Credit Facility and either (a) excess availability at all times during the preceding 90 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 22.5% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $10.0 million or (b) if our fixed charge coverage ratio is at least 1.0x on a pro forma basis, excess availability at all times during the preceding 90 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 17.5% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $7.0 million. If the foregoing threshold under clause (b) is met, we may not make such distributions (but may make certain other distributions, including under clause (a) above) prior to the earlier of the date that is (a) 12 months from closing or (b) the date that our fixed charge coverage ratio is at least 1.0x for two consecutive quarters. Our Credit Facility will generally permit us to make distributions required under the Tax Receivable Agreement, but a "Change of Control" under the Tax Receivable Agreement will constitute an event of default under our Credit Facility, and our Credit Facility will not permit us to make payments under the Tax Receivable Agreement upon acceleration of our obligations thereunder unless no event of default exists or would result therefrom and we have been in compliance with the fixed charge coverage ratio for the most recent 12-month period on a pro forma basis. Our Credit Facility will also require us to maintain a fixed charge coverage ratio of at least 1.0x if our liquidity is less than $10.0 million until our liquidity is at least $10.0 million for thirty consecutive days.

the remainder of 2017. For additional information, please see "—Properties and Equipment—Equipment—Well Services."

| HP Rating(1) | Mast Height | Mast Rating(2) | Manufacturer & Model | Number of High-Spec Rigs |
|---|---|---|---|---|
| 600 HP . . . . . . | 112' - 117' | 300,000 - 350,000 lbs | NOV 6-C | 14* |
| 500 - 550 HP . . | 104' - 108' | 250,000 - 275,000 lbs | NOV 5-C and equivalent | 103** |
| 450 - 475 HP . . | 102' - 104' | 200,000 - 250,000 lbs | NOV 4-C and equivalent | 26*** |
| Total . . . . . . . . | | | | 143 |

(1) Per manufacturer.

(2) The mast ratings of our high-spec well service rigs complement their high operating HP and tall mast heights by allowing such rigs to safely support the higher weights associated with the long tubing strings used in long-lateral well completion operations.

\* Includes four rigs expected to be delivered during the remainder of 2017, two of which we expect to have extended mast heights of 117 feet.

\*\* Includes 15 rigs expected to be delivered during the remainder of 2017.

\*\*\* Includes six rigs expected to be delivered during the remainder of 2017.

The composition of our well service rig fleet makes it particularly well-suited to provide both completion-oriented services, the demand for which generally increases along with increased capital spending by E&P operators, and production-oriented services, the demand for which is less influenced, on a comparative basis, by such capital spending. The ability of our well service rigs to accommodate the needs of our E&P customers in a variety of economic conditions has historically allowed us to maintain relatively high rig utilization as measured by total monthly rig hours worked in a particular period per rig, which we refer to herein as our average hours per rig. For example, our rig utilization as measured by average hours per rig, exclusive of the impact of the ESCO Acquisition, during 2016 and the first quarter of 2017 was approximately 178 and 194, respectively. As noted above, our rig utilization as measured by average hours per rig for these periods are exclusive of the impact of the ESCO Acquisition; ESCO historical rig utilization, as measured by average hours per rig, was approximately 88 and 112, respectively, for the twelve months ended January 31, 2017 and the three months ended April 30, 2017. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Rig Utilization."

In addition to our core well service rig operations, we offer a suite of complementary services, including wireline, snubbing, fluid management and well service-related equipment rentals. Our rental equipment includes well control packages and hydraulic catwalks, which are typically deployed in conjunction with high-spec well service rigs. These complementary services and equipment are typically procured by the same decision-makers at our customers that procure our well service rigs and are provided by our same field personnel, generating incremental revenues per job while limiting incremental costs to us. Our complementary well completion and production services and equipment strategically enhance our operating footprint, create operational efficiencies for our customers and allow us to capture a greater portion of their spending across the lifecycle of a well.

We also provide a range of proprietary, modular equipment for the processing of rich natural gas streams at the wellhead or central gathering points in basins where drilling and completion activity has outpaced the development of permanent processing infrastructure. Our fleet of more than 25 MRUs is modern, reliable and equipped to handle large volumes of natural gas from conventional and unconventional wells while operating across a broad array of oilfield conditions with minimal downtime and maintenance. Our customers rely on our purpose-built MRUs to process natural gas to meet pipeline specifications, extract higher value NGLs, process natural gas to conform to the specifications workover and decommissioning operations. In February 2017, we entered into the NOV Purchase Agreement, pursuant to which we expect to accept delivery of an additional 25 high-spec well service rigs periodically throughout the remainder of 2017. As a result of the NOV Purchase Agreement, our total well service rig fleet will expand to 144 rigs, 143 of which will be high-spec. Based on Coras data, this makes us one of the largest independent providers of high-spec well service rigs and associated services in the United States. Further, we believe that our fleet of high-spec well service rigs is among the youngest fleet of well service rigs in the industry and is therefore more reliable and better suited to perform work on long lateral horizontal wells than the older fleets of many of our competitors. Additionally, our largely uniform fleet of high-spec well service rigs facilitates consistency in maintenance, training, in-field performance and service quality to customers. As horizontal well complexity continues to increase, we expect our customers will increasingly rely on high-spec well service rigs to perform both completion and production services. Consequently, we expect demand growth for our fleet of well service rigs to outpace that for many of our competitors' fleets going forward.

### Balanced Exposure to Completion and Production Activity

The composition of our well service rig fleet makes it particularly well-suited to provide both completion-oriented and production-oriented services. Accordingly, we benefit from increased exposure to high-margin unconventional well completion support operations during periods of increased completion activity while maintaining stable growth through workover, well maintenance and decommissioning operations on the growing base of producing wells. The ability of our well service rigs to accommodate the needs of our E&P customers in a variety of economic conditions has historically allowed us to maintain relatively high rig utilization. For example, our rig utilization as measured by average hours per rig during 2016 and the first quarter of 2017 was approximately 178 and 194, respectively. Although ESCO's historical rig utilization has been lower than ours in recent periods, we believe that, following an initial integration period during 2017 and the beginning of 2018, our balanced exposure to completion and production activity will continue to result in relatively high rig utilization as compared to our competitors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting the Comparability of Results of Operations—ESCO Acquisition."

### Proprietary Natural Gas and NGL Processing Solutions

We have developed a premium offering that includes proprietary designs on modern processing equipment, including modular MRUs that process natural gas at the wellhead or central gathering points to meet pipeline specifications, extract higher value NGLs, provide fuel gas for wellsites and facilities and reduce emissions at the flare tip. To facilitate the processing of rich natural gas streams in basins where drilling and completion activity has outpaced the development of permanent processing infrastructure, we typically enter into six- to twelve-month rental agreements with customers for our full-service, turnkey solutions, providing us with relatively stable cash flows as compared to the shorter-term agreements often used for similar equipment and services. Our modular units provide flexibility across a broad range of project requirements and operating environments, and are designed to allow for quick mobilization to minimize downtime and increase utilization, particularly in conjunction with the operational support provided by our expert field personnel. We expect our advanced technology and high-quality service to continue to drive market penetration across the multiple basins in which we operate.

### Deep Relationships with Blue-Chip E&P Customers across Multiple Basins

We are headquartered in Houston, Texas, and have an extensive operating footprint in key unconventional energy plays, including the Permian Basin, the Denver-Julesburg Basin, the Eagle Ford

*J. Matt Hooker.*    J. Matt Hooker has served as our Chief Operating Officer since May 2017. Mr. Hooker served as the Senior Vice President of Business Development of Express Energy Services from July 2015 until January 2017, and Senior Vice President of Drilling Services from January 2012 to July 2015. Mr. Hooker evaluated potential opportunities from January 2017 until joining us in May 2017. Previously, Mr. Hooker worked at Latshaw Drilling as Vice President of Operations. Prior to that, he served as the North American Regional/Country Manager for Saxon Drilling LP. Mr. Hooker began his career at Nabors Well Services LTD, where he held various positions culminating as Vice President of US Operations.

*Lance Perryman—Executive Vice President—Processing Solutions.*    Lance Perryman has served as our Executive Vice President—Processing Solutions since March 2017, and as the President and Chief Executive Officer of Torrent Services since July 2012. Prior to founding Torrent Services, Mr. Perryman served as the Vice President of Sales and Marketing for Zephyr Gas Services, LLC from August 2007 to March 2011, subsequent to which he evaluated potential opportunities prior to forming Torrent. Mr. Perryman has 28 years of broad leadership experience within the oilfield services sector, and a long and successful tenure in the oil and natural gas industry.

*Merrill A. "Pete" Miller, Jr.—Chairman of the Board.*    Pete Miller has served as the chairman of our board of directors since March 2017. Mr. Miller has been the executive chairman of NOW Inc. (NYSE: DNOW), a spinoff of the distribution business of NOV (NYSE: NOV), and supplier of oilfield services and equipment to the oil and gas industry, since 2014. Prior to assuming this role, Mr. Miller served as president and chief executive officer of NOV from 2001 to 2014, and as chairman of the board of directors from 2002 to 2014. Mr. Miller's work history includes broad experience in the oil service and drilling contractor industries including 15 years at Helmerich & Payne, where he held various positions culminating as vice president, US operations. Mr. Miller has served as a director of Chesapeake Energy Corporation (NYSE: CHK) since 2007, chairman of Transocean Ltd. (NYSE: RIG) since 2015, and was vice chairman of Transocean from 2014 to 2015. Mr. Miller also serves on the board of directors of the Offshore Energy Center, Petroleum Equipment Suppliers Association and Spindletop International, and is a member of the National Petroleum Council. He graduated from the United States Military Academy, West Point, New York in 1972 and, upon graduation, served five years in the United States Army. Mr. Miller received a Master of Business Administration from Harvard Business School in 1980. We believe Mr. Miller's more than 30 years of management and executive experience in the energy industry and service in multiple leadership positions for NOV, Chesapeake, NOW, Transocean and other companies qualifies him to serve on our board of directors.

*Brett Agee—Director.*    Brett Agee has served as a member of our board of directors since February 2017, as the President and Chief Executive Officer of Bayou Holdings since June 2011 and as the Chief Executive Officer of Ranger Services from October 2016 to February 2017. Prior to joining us, Mr. Agee served as the Chief Executive Officer of Bayou Well Services, LLC from its founding in 2009 until our acquisition thereof in October 2016. Mr. Agee holds a Bachelor of Science in Geography from Texas A&M University's College of Geosciences. Mr. Agee is the son of Richard Agee, a member of our board of directors. We believe that Mr. Agee's extensive experience in the energy industry and with Bayou, as well as his substantial business, leadership and management experience, brings important and valuable skills to our board of directors. Pursuant to the stockholders' agreement we intend to enter into in connection with the consummation of this offering, Mr. Agee will have certain rights, which will be subject to certain exceptions, to remain a member of our board of directors for so long as CSL beneficially owns at least 50% of our common stock. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement."

*Richard Agee—Director.*    Richard Agee has served as a member of our board of directors since March 2017. Mr. Agee founded Wapiti Energy, LLC, a privately held oil and natural gas company focused on strategic exploration throughout the United States, in 2000, and has served as the Chairman of its board of directors since its founding in 2000, and served as the Chairman of the board of

Holdings Incentive Units will be redeemed for substantially similar incentive units in Ranger Holdings II and Torrent Holdings II, respectively, which will be subject to the same tiered distribution thresholds, vesting conditions and forfeiture and repurchase terms as the corresponding Ranger Holdings Incentive Units and Torrent Holdings Incentive Units.

### *Ranger Holdings Incentive Units*

Certain executive officers of Ranger Services, including Messrs. Milliren, Douglas and Podraza, previously received Ranger Holdings Incentive Units granted pursuant to the Ranger Holdings LLC Agreement. The Ranger Holdings Incentive Units are intended to constitute "profits interests" and represent actual (non-voting) equity interests that have no liquidation value for U.S. federal income tax purposes on the date of grant but are designed to gain value only after the underlying assets realize a certain level of growth and return to those persons who hold certain other classes of equity. The Ranger Holdings Incentive Units are divided into two classes, Class C and Class D units, and each class has a separate distribution threshold. A potential payout for each class will occur when a specified level of cumulative cash distributions is received by the members holding capital interests in Ranger Holdings. 75% of the Class C and Class D units granted to the named executive officers are subject to time-based vesting while 25% of the Class C and Class D units are subject to event-based vesting. The Class C and Class D units subject to time-based vesting are subject to the following vesting schedule: (i) for Messrs. Milliren and Podraza, such Class C and Class D units vest in three equal installments on December 31, 2016, October 1, 2017 and June 30, 2018 and (ii) for Mr. Douglas, such Class C and Class D units vest in three equal annual installments on October 3, 2017, October 3, 2018 and October 3, 2019, in each case, subject to the named executive officer remaining continuously employed through the applicable vesting date. The Class C and Class D units subject to event-based vesting vest upon the occurrence of a "Change of Control". Further, upon such Change of Control, the Class C and Class D units subject to event-based vesting may be converted to cash (or other applicable consideration received in connection with the Change of Control) if the holders of such Class C and Class D units are entitled to receive cash (or such other consideration) in connection with such Change of Control. In addition, the Class C and Class D units subject to time-based vesting will fully vest immediately prior to the occurrence of a Change of Control or an "Initial Public Offering". Generally, any unvested Class C or Class D units will be forfeited for no consideration in the event of a resignation by the named executive officer without "Good Reason" or a termination of employment for "Cause" or in the event of the named executive officer's bankruptcy. In the event of a termination of employment, Ranger Holdings has the right to purchase Class C and Class D units (whether vested or not) for (a) in the case of a resignation by the named executive officer without Good Reason or a termination of employment for Cause, the lesser of $100 and the fair market value of the Class C or Class D units or (b) in the case of any other termination, the fair market value of the Class C or Class D units.

The Class C units and the Class D units will generally be entitled to 15% and 5% of future distributions, respectively, to members of Ranger Holdings only after all of the members that have made capital contributions to Ranger Holdings shall have received cumulative distributions in respect of their membership interests equal to their cumulative capital contributions plus additional cumulative distributions equal to a return on equity investment computed like interest at the rate per fiscal year equal to 8% cumulative and compounded annually, accruing beginning on the effective date of the Ranger Holdings LLC Agreement, on the unpaid sum of such members' capital return account; provided that, notwithstanding the foregoing, no distributions will be made with respect to the Class D units until all of the members of Ranger Holdings that have made capital contributions to Ranger Holdings have also received additional cumulative distributions in respect of their membership interests equal to two times their cumulative capital contributions.

includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. Ranger Inc. is a holding company and accordingly will be dependent upon distributions from Ranger LLC to make payments under the Tax Receivable Agreement. It is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 to 25 years. For additional information regarding the Tax Receivable Agreement, see "Risk Factors—Risks Related to Our Corporate Reorganization and Resulting Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

The Existing Owners and the Bridge Loan Lenders will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):



---

(1) CSL, certain members of our management and other investors own all of the equity interests in the Existing Owners, and CSL holds a majority of the voting interests in each of the Existing Owners.

(2) See "Executive Compensation—Director Compensation."

(3) See "—Recent Developments."

(4) Includes CSL Opportunities II, CSL Holdings II and Bayou Holdings. As described further under "Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Ranger Bridge Loan," we and Ranger LLC, as applicable, intend to issue approximately       shares of Class A common stock to CSL Holdings II,       Ranger Units (and a corresponding number of shares of Class B common stock) to CSL Opportunities II and       Ranger Units (and a corresponding number of shares of Class B common stock) to Bayou Holdings as consideration for the termination of the Ranger Bridge Loan.

(5) Includes Ranger Services and Torrent Services.

Pursuant to the stockholders' agreement we, the Existing Owners and the Bridge Loan Lenders will be required to take all necessary actions, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the nominees of such CSL Directors.

In addition, the stockholders' agreement will provide that for so long as CSL beneficially owns at least 30% of our common stock, CSL will have the right to cause any committee of our board of directors to include in its membership at least one director designated by CSL, except to the extent that such membership would violate applicable securities laws or stock exchange rules. The rights granted to CSL to designate directors are additive to and not intended to limit in any way the rights that CSL may have to nominate, elect or remove our directors under our certificate of incorporation, bylaws or the DGCL.

Further, the stockholders' agreement will contain provisions relating to the transfer of our common stock or Ranger Units by the Existing Owners. Specifically, any transfer of our common stock or Ranger Units by either Ranger Holdings or Ranger Holdings II will require the approval of each of such Existing Owners; provided, however, that any such transfer by Ranger Holdings II made without a corresponding transfer by Ranger Holdings, with the amounts of such corresponding transfers in proportion to such Existing Owners' aggregate ownership of shares of our common stock, shall require the further prior written approval of Bayou Holdings. Any transfer of our common stock or Ranger Units by either Torrent Holdings or Torrent Holdings II will require the approval of each of such Existing Owners, but will not require the approval of Bayou Holdings.

### Historical Transactions with Affiliates

*Prior Torrent Note*

In March 2015, Torrent Services, through certain members of its management team, including Mr. Perryman, our Executive Vice President—Processing Solutions, as borrowers, secured the Prior Torrent Note, a $0.6 million promissory note with Benchmark Bank, which was replaced in April 2016 with a $0.2 million promissory note with Mr. Perryman as borrower. The Prior Torrent Note was guaranteed in April 2016 by CSL Energy Opportunities Fund I, L.P. ("CSL Opportunities I") and CSL Energy Holdings I, LLC ("CSL Holdings I"), each affiliates of CSL and indirect equity owners of Torrent Services. The Prior Torrent Note, which bore interest at a rate of 4.5%, was repaid in full on February 28, 2017. Since entry into the Prior Torrent Note in March 2015, approximately $50,000 in aggregate interest payments were made on the Prior Torrent Note.

*Employee Matters Agreement*

In connection with the Bayou acquisition, Ranger Services and Ranger Holdings entered into an Employee Matters Agreement in October 2016 ("EMA") with Bayou Holdings and its affiliates (collectively, "Bayou Parties"). Pursuant to the EMA, the Bayou Parties seconded certain employees to Ranger Services and Ranger Holdings from October 4, 2016 to December 31, 2016 to perform certain transition services. In exchange for receiving these seconded employees and related services, Ranger Services and Ranger Holdings paid the Bayou Parties approximately $5.8 million through December 31, 2016. As of December 31, 2016, Ranger Services and Ranger Holdings had accounts payable to the Bayou Parties of approximately $2.4 million, which were paid in full in March 2017. Bayou Holdings is controlled by Messrs. Brett and Richard Agee, each of whom is a manager of Bayou Holdings and member of our board of directors.

*Allied Purchase Agreement*

In January 2017, Ranger Services, through its wholly owned subsidiary, entered into a purchase agreement (the "Allied Purchase Agreement") with Allied Energy Real Estate, LLC ("Allied Energy").

# PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, and assuming the underwriters do not exercise their option to purchase additional common shares, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

- each member of our board of directors;

- each of the selling shareholders;

- each of our named executive officers; and

- all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more shareholders, selling shareholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 800 Gessner Street, Suite 1000, Houston, Texas 77024.

The table below does not reflect any shares of Class A common stock that directors and executive officers may purchase in this offering through the directed share program described under "Underwriting—Directed Share Program."

| | Shares Beneficially Owned Prior to the Offering(1) | | Shares Beneficially Owned After the Offering (Assuming No Exercise of the Underwriters' Over-Allotment Option) | | | | | | Shares Beneficially Owned After the Offering (Assuming Full Exercise of the Underwriters' Over-Allotment Option) | | | | | |
| | | | Class A Common Stock | | Class B Common Stock | | Combined Voting Power(2) | | Class A Common Stock | | Class B Common Stock | | Combined Voting Power(2) | |
| | Number | % | Number | % | Number | % | Number | % | Number | % | Number | % | Number | % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Selling Shareholders and Other 5% Shareholders** | | | | | | | | | | | | | | |
| Ranger Holdings II(3) | | | | | | | | | | | | | | |
| Torrent Holdings II(4) | | | | | | | | | | | | | | |
| Ranger Holdings(5) | | | | | | | | | | | | | | |
| Torrent Holdings(6) | | | | | | | | | | | | | | |
| **Directors and Named Executive Officers:** | | | | | | | | | | | | | | |
| Brett Agee(7) | — | — | | | | | | | | | | | | |
| Richard Agee(7) | — | — | ▲ | ▲ | ▲ | ▲ | ▲ | ▲ | ▲ | ▲ | ▲ | ▲ | ▲ | ▲ |
| Darron M. Anderson | — | — | ▲ | ▲ | ▲ | ▲ | ▲ | ▲ | ▲ | ▲ | ▲ | ▲ | ▲ | ▲ |
| William M. Austin(8) | — | — | | | | | | | | | | | | |
| Dennis Douglas | — | — | | | | | | | | | | | | |
| Charles S. Leykum(3)(4)(5)(6) | — | — | — | — | — | — | — | — | — | — | — | — | — | — |
| Merrill A. Miller(8) | — | — | | | | | | | | | | | | |
| Scott A. Milliren | — | — | — | — | — | — | — | — | — | — | — | — | — | — |
| Lance Perryman | — | — | — | — | — | — | — | — | — | — | — | — | — | — |
| Jason Podraza | — | — | — | — | — | — | — | — | — | — | — | — | — | — |
| Vivek Raj | — | — | — | — | — | — | — | — | — | — | — | — | — | — |
| Krishna Shivram(8) | — | — | | | | | | | | | | | | |
| Directors and executive officers as a group (Eleven persons) | — | — | — | — | — | — | — | — | — | — | — | — | — | — |

(1) Subject to the terms of the Ranger LLC Agreement, the Ranger Unit Holders will have the right to redeem all or a portion of their Ranger Units (together with a corresponding number of shares of Class B common stock) for Class A common

stock (or cash, at Ranger LLC's election) at a redemption ratio of one share of Class A common stock for each Ranger Unit (and corresponding share of Class B common stock) redeemed. See "Certain Relationships and Related Person Transactions—Ranger LLC Agreement." Beneficial ownership of Ranger Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units may be redeemed.

(2) Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. Ranger Unit Holders will hold one share of Class B common stock for each Ranger Unit.

(3) CSL Holdings I and CSL Holdings II (together with CSL Holdings I, the "Ranger II CSL Members") are the managing members of Ranger Holdings II. Each of the Ranger II CSL Members is managed by its respective managing member, the managing member of which, in each case, is Mr. Leykum. Therefore, Mr. Leykum may be deemed to share voting and dispositive power over the shares held by the Ranger II CSL Members and may also be deemed to be the beneficial owner of such shares. Mr. Leykum disclaims beneficial ownership of these shares in excess of his pecuniary interest therein.

(4) CSL Holdings I is the managing member of Torrent Holdings II. CSL Holdings I is managed by its managing member, the managing member of which is Mr. Leykum. Therefore, Mr. Leykum may be deemed to share voting and dispositive power over the shares held by the Torrent II CSL Member and may also be deemed to be the beneficial owner of such shares. Mr. Leykum disclaims beneficial ownership of these shares in excess of his pecuniary interest therein.

(5) Following the corporate reorganization described in this prospectus, CSL Opportunities I and CSL Opportunities II (together with CSL Opportunities I the "Ranger CSL Members"), will collectively have the right to appoint managers of Ranger Holdings who hold the right to cast a majority of the votes entitled to be cast by all managers of Ranger Holdings. Each of the Ranger CSL Members is managed by its respective general partner, the managing member of which, in each case, is Mr. Leykum. Therefore, Mr. Leykum may be deemed to share voting and dispositive power over the shares held by the Ranger CSL Members and may also be deemed to be the beneficial owner of such shares. Mr. Leykum disclaims beneficial ownership of these shares in excess of his pecuniary interest therein.

(6) Following the corporate reorganization described in this prospectus, CSL Opportunities I will have the right to appoint managers of Torrent Holdings who hold the right to cast a majority of the votes entitled to be cast by all managers of Torrent Holdings. CSL Opportunities I is managed by its general partner, the managing member of which is Mr. Leykum. Therefore, Mr. Leykum may be deemed to share voting and dispositive power over the shares held by CSL Opportunities I and may also be deemed to be the beneficial owner of such shares. Mr. Leykum disclaims beneficial ownership of these shares in excess of his pecuniary interest therein.

(7) In connection with the consummation of this offering, we intend to issue    Ranger Units (and a corresponding number of shares of our Class B common stock) to Bayou Holdings as consideration for the termination of the portion of the Ranger Bridge Loan attributable to Bayou Holdings. Bayou Holdings is controlled by Messrs. Brett and Richard Agee, each of whom is a manager of Bayou Holdings and member of our board of directors. Therefore, Messrs. Brett and Richard Agee may be deemed to share voting and dispositive power over the shares held by Bayou Holdings and may also be deemed to be the beneficial owner of such shares.

(8) In connection with the consummation of this offering, we intend to grant an aggregate of    shares of restricted stock to Messrs. Miller, Austin and Shivram. The restricted stock awards vest in full on the first anniversary of the date of grant, subject to such directors continuing to provide services to us through such vesting date. See "Executive Compensation—Director Compensation."